UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

FRANS VAN DER MEER APPOINTED OPERATIONS MANAGER OF ARCADIS WORLDWIDE PROJECT CONSULTING

ARNHEM, THE NETHERLANDS — November 29, 2007 — ARCADIS (EURONEXT: ARCAD), the international consulting, design and engineering company, today announced that Mr. Frans van der Meer has been appointed as of November 1, 2007 to the position of Operations Manager of ARCADIS Worldwide Project Consulting (AWwPC). With Nigel Maidment, Director of AWwPC, he will drive and support the growth of AWwPC.

ARCADIS Worldwide Project Consulting is a provider of project and cost management services for property and construction related projects. Working with the ARCADIS operating companies and alliance partners of AWwPC, Mr. Van der Meer will focus on further strengthening the company’s global project management delivery capability.

Mr. Van der Meer started working for ARCADIS in 2006, as partner in PRC in The Netherlands. Prior to PRC he had senior project management positions at Delft University and Dutch Railways.

ARCADIS is an international company providing consultancy, design and engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and $2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the Internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: December 3, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer